FOR IMMEDIATE RELEASE


CONTACT:  NE RESTAURANT COMPANY, INC.
          CONTACT: PAUL HOAGLAND,
          EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
          PHONE: (508) 870-9200
          FAX: (508) 870-9201


                  NE RESTAURANT COMPANY OBTAINS COMMITMENT FOR
                   PLACEMENT OF $100 MILLION OF SENIOR NOTES;
              EXTENDS CASH TENDER OFFER FOR BERTUCCI'S COMMON STOCK


          Westborough, MA, July 13, 1998 --- NE Restaurant Company, Inc. ("NERC") announced today that it entered into an agreement for the sale to Chase Securities Inc. and BancBoston Securities Inc., as initial purchasers, of $100 million principal amount of Senior Notes. The sale of the Senior Notes, which is being made in reliance on Rule 144A and other registration exemptions under the Securities Act of 1933, as amended, to institutional investors, is scheduled to close on Monday, July 20, 1998.

          The net proceeds from the sale of the Senior Notes are to be used to finance a portion of the purchase price payable in the tender offer for all outstanding shares of Common Stock of Bertucci's, Inc. (NASDAQ: BERT) at $10.50 per share commenced on May 20, 1998 through NERC's wholly-owned subsidiary, NERC Acquisition Corp. As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among NERC, NERC Acquisition Corp. and Bertucci's. In the merger to occur following consummation of the tender offer, each share of Bertucci's Common Stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

          NERC noted that the principal amount of the Senior Notes being sold had been increased to $100 million from the $90 million principal amount stated in the Offer to Purchase, dated May 20, 1998. As a result, it is now expected that the private placement of shares of NERC Common Stock to finance the balance of the funds required to purchase Shares tendered in the tender offer, consummate the merger, refinance certain existing indebtedness of Bertucci's and NERC and to pay all related fees and expenses of the transaction, will be reduced to $28.8 million from the $38.8 million stated in the Offer to Purchase.

          NERC also announced today that it has extended the expiration date of the tender offer. As extended, the offer and withdrawal rights will now expire at 12:00 midnight, New York City time, on Monday, July 20, 1998, unless the offer is further extended. As of the close of business on July 10, 1998, 7,196,714 shares of Bertucci's Common Stock (constituting approximately 77.7% of the Common Stock outstanding on a fully diluted basis) had been tendered pursuant to the offer. The consummation of the offer is conditioned upon, among other things, the tender of Bertucci's shares which, together with the 430,000 shares already owned by NERC (constituting approximately 4.56% of the shares outstanding on a fully-diluted basis), represent at least 90% of such shares.

          NERC said that the extension of the offer was required pursuant to the rules and regulations of the Securities and Exchange Commission in order to provide holders of shares of Bertucci's Common Stock with sufficient time to consider the commitment for the sale of the Senior Notes and the material terms of the Senior Notes prior to tendering their shares.

          The Senior Notes will be senior unsecured obligations of NERC and will rank PARI PASSU in right of payment with all present and future senior indebtedness of NERC and senior in right of payment to any subordinated indebtedness of NERC. The Senior Notes will bear interest at a rate of 10.75% per annum and will mature on July 15, 2008. The Senior Notes are redeemable at the option of NERC after five years at redemption prices equal to 105.375% of the principal amount, if redeemed during the 12-month period commencing on July 15, 2003, and declining annually thereafter to 100% of the principal amount on July 15, 2006 and thereafter, plus accrued and unpaid interest. In addition, subject to certain requirements, prior to July 15, 2001, 35% of the original aggregate principal amount of the Senior Notes may be redeemed by NERC with the net cash proceeds of one or more equity offerings at a redemption price equal to 110.75% of the principal amount thereof, plus accrued and unpaid interest thereon. The Senior Notes will be fully and unconditionally guaranteed by certain of NERC's subsidiaries. The Senior Notes will not be subject to any sinking fund requirements. Upon the occurrence of a "Change of Control" of NERC, NERC will be required to offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

          The Indenture governing the Senior Notes will contain covenants customary for securities of this nature that will limit the ability of NERC and its subsidiaries to, among other things, (i) incur additional indebtedness, (ii) pay dividends and other restricted payments, (iii) make investments, (iv) create liens, (v) sell assets, (vi) enter into transactions with affiliates and (vii) enter into mergers or consolidations involving NERC.

          The closing of the sale of the Senior Notes, which as noted above is scheduled to occur on Monday, July 20, 1998, is subject to satisfaction of certain conditions customary for transactions of this nature. If the purchase of Bertucci's shares in the tender offer and the subsequent merger are not thereafter consummated by July 31, 1998, NERC is required to redeem the Senior Notes, using the net proceeds of the sale thereof which are to be deposited in escrow plus additional funds provided by NERC, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

          The Senior Notes have not been registered under the Securities Act of 1933, as amended, or any securities laws of any state or other jurisdiction and may not be offered or sold in the United States or any state or other jurisdiction absent registration or an applicable exemption from registration requirements.

          This announcement is neither an offer to sell nor a solicitation of an offer to buy the Senior Notes. This announcement contains information about pending transactions and there can be no assurance that these transactions will be completed.

          NERC, headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill & Bar(R) ("Chili's") and On The Border Mexican Cafe(R) ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTB's in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.